SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒   Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐    No     ☒

Release  |  Lisbon  |  21 June 2010

PT informs on the decision of the Chairman of the Board of the General Meeting on the request received from Telefónica

Further to the release disclosed to the market on 15 June, Portugal Telecom, SGPS S.A. informs that the Chairman of the Board of the General Meeting rejected the request received from Telefónica, S.A. for the inclusion of a new item on the agenda of the General Shareholders’ Meeting convened for 30 June 2010. The full text of the decision of the Chairman of the Board of the General Meeting is attached hereto (Portuguese version).

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Sociedade aberta Capital social 26.895.375 euros Número de Matrícula na Conservatória do Registo Comercial de Lisboa e de Pessoa Colectiva 503 215 058

A Portugal Telecom está cotada
na Euronext e na New York Stock Exchange. Encontra-se disponível informação sobre a Empresa na Reuters através dos códigos PTC.LS e PT e na Bloomberg através do código PTC PL

Nuno Vieira Director de Relação com Investidores nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Communication

Re:  Request of shareholder Telefónica, SA

1.               On June 14, 2010, Ms. Maria Luz Medrano Aranguren, in her capacity as Vice-Secretary General of the Board of Directors of Telefónica, SA, sent the Chairman of the Board of the General Meeting of Portugal Telecom, SGPS, SA, a written request to include a new item on the agenda of the General Shareholders’ Meeting of Portugal Telecom, SGPS, SA, scheduled for June 30, 2010, at 10:00 a.m.

2.               Under applicable law, the requested addition to the agenda is not automatic: it is subject to meeting certain specific requirements, set by the legislature, which must be consistent with the injunctive rules governing the operation of the shareholders’ meeting and the distribution of powers within the corporate form in question.  It is the responsibility of the Chairman of the Board of the General Meeting to make a final decision in light of these factors. Under Portuguese law, the Chairman of the Board of the General Meeting is completely independent, both from the board of directors and from the shareholders, even when they act by a majority.

The issues raised are resolved directly by the law.  The Chairman of the Board of the General Meeting will not examine all of the relevant issues raised but will examine only those essential, in substantive terms, to make a reasoned decision on what was submitted to him.  In an abundance of caution, due to the amounts at stake and on his own initiative and suggestion, the Chairman of the Board of the General Meeting heard three independent legal consultants of the highest and most justified reputation: Professor Doctor João Calvão da Silva, Professor of Law at the University of Coimbra; Professor Doctor Eduardo Paz Ferreira, Professor of Law at the University of Lisbon; and Professor Doctor Pedro de Albuquerque, Associate Professor of Law at the University of Lisbon. The three legal consultants studied the matter independently of one another and each confirmed entirely the position adopted below, also supporting it with other solid arguments. Let us consider the essential issues.

3.               The extraordinary Shareholders’ Meeting of Portugal Telecom, SGPS, SA, was convened to address the following sole item:

To resolve on the proposal received from Telefónica on 1 June 2010 regarding the acquisition of the shares held by companies of the Portugal Telecom Group in Brasilcel, N.V., under the terms and at the price currently offered, or at any higher price that may eventually be offered.

To this item, the petitioning shareholder has requested the addition of another item, consisting of the following:

Subject to and conditioned upon a decision to accept Telefónica, SA’s proposal, referred to in Item One (formerly the Sole Item) on the agenda, concerning the acquisition of the stake held by Portugal Telecom Group companies in Brasilcel, N.V., and as a result of the economic benefits generated by the transaction, to decide to strengthen the current Portugal Telecom, SA dividend policy by distributing to the Shareholders, with respect to the 2010 fiscal year, subject to the presentation of the applicable proposal by the Board of Directors for the distribution of earnings and the approval of the respective financial statements in accordance with applicable law and the company’s bylaws, in addition to the distribution of profits in accordance with the law and bylaws, a supplemental extraordinary dividend in the amount of 1.00 euro per share, or a higher amount if so proposed by the Board of Directors.

The proposed Item Two would be subsequent (“subject”, from the Latin sub + jactum) to the prior approval of Item One, and would be conditioned upon its approval, taken as a factum incertum an, that is, as an uncertain fact as to its occurrence [see our Treaty of Civil Law (“Tratado de Direito Civil”), I - General, tome 1 (2007, reprinted 2009), 713 ff.].  That is, the proposed Item Two provides that, as a result of the price (“the economic benefits”) implied in the sale of the Brasilcel stake, a supplementary extraordinary dividend of 1.00 euro per share would be approved, after (“subject”) the presentation of the Board of Directors’ proposal and the applicable financial statements.

The proposal, intelligently drafted with technical refinement, has one practical meaning: that of committing Portugal Telecom, SGPS, SA to the distribution of the previously mentioned extraordinary dividend, to be deducted from the implied price of the hypothetical sale of the Brasilcel stake.  Such a distribution would occur after the following necessary instrumental acts: the proposal for the distribution of earnings and the approval of the financial statements.

4.               The proposed Item Two of the agenda amounts to a proposal for a binding resolution:  it quantifies the extraordinary dividend (at least 1.00 euro per share) and specifies the fiscal year of 2010.  A shareholder meeting for a corporation (sociedade anónima) is not permitted to adopt a resolution without binding purport.  And the proposal in question is subject to only one condition:  the adoption of Item One, that is, the sale of the Brasilcel stake, which would generate the value to be distributed.

5.               Under applicable Portuguese law, which is consistent on this point and several others with European Union law, the distribution of dividends is equivalent to a proposal for the application of profits, which is included in the management report - Article 66/5, f) of the Corporate Code (“Código das Sociedades Comerciais”).  The management report is prepared and submitted by the board to the general shareholders’ meeting (65/1).  The shareholders can resolve on the matter only if the Board of Directors proposes that they do so — Articles 376/1, b) and 373/3 [on this matter, see our Introduction to the Law of Financial Statements (“Introdução ao Direito da prestação de contas”) (2008), 103 ff.]  The general meeting of shareholders can only alter the financial statements if they reject the Board’s proposal (68/1, all from the Corporate Code).  As we have always maintained — lastly, see our article Directive 2007/36 of July 11 (shareholders of listed companies): a review of the proposal for implementation (“A Directriz 2007/36, de 11 de Julho (accionistas de sociedades cotadas): comentarios proposta de transposição”), in Review of the Portuguese Bar Association (“Revista da Ordem dos Advogados”), 2008, 503-554

(541) — the shareholders cannot present a proposal for the application of earnings: that is the role of the Board of Directors.

This legal conclusion is well grounded.  Only on the basis of a management report does it become possible to justify a distribution of earnings — 66/5, f), in fine.  In addition, the financial statements must first be verified by the audit committee — Article 423-F/1, e) — being subject to an official audit.  In summary, applying the above to this concrete case: the sale price of the Brasilcel stake, if there is such a sale, could only be distributed as a dividend, in whole or in part, if distributable results are available at the appropriate time (March 2011) after the financial statements have been prepared and reported, have been reviewed and approved by the audit committee, and have been audited favorably, and after the Board of Directors has made a responsible and considered judgment.  In this month of June 2010, and even more so in the midst of the current economic and financial environment, such eventuality is not conceivable.

6.               The hypothetical approval by a general shareholders’ meeting of Portugal Telecom, SGPS, SA of a proposal for the distribution of an extraordinary dividend at this time and under the current circumstances, setting aside review processes and the rules governing financial statements and disregarding the exclusive competence of the Board of Directors, even if it is one of deferred execution, would lead to a resolution that would be null and void due to its violation of various injunctive rules pursuant to Article 56/1, d) of the Corporate Code (see our Manual of Corporate Law (“Manual de Direito das sociedades”), volume 1, Of Corporations Generally (“Das Sociedades em geral”), 2nd ed. (2007), 728 ff.]: namely, inter alia, Articles 65/1, 65/5, 66/5, f), 373, 376/1, b) and 423-F/1, e) and g), all from the Corporate Code.  Several provisions of the bylaws would also fail to be complied with, but for present purposes, consideration of the Corporate Code is sufficient.

The Chairman of the Board of the General Meeting should neither accept, nor submit for discussion or vote, proposed resolutions that would be null and void.  Any shareholder could successfully request the immediate suspension of the resolution, and subsequently have it declared null and void, which would automatically block any distribution (31/4); the supervisory body should, on its own initiative, seek the judicial invalidation of the resolution (57/2); and members of the Board of Directors could not carry out the distribution without risking being held personally liable (72/5, a contrario: this rule only exempts a director from liability if the resolution is merely voidable).   scandal.  Grave harm to society and for the national and international image of Portugal Telecom, SGPS, SA would flow from such a decision, and, despite the good intentions of the proponent, with significant harm as well to the shareholders who were the intended beneficiaries.

This is in itself sufficient to compel the Chairman of the Board of the General Meeting not to accept the request for inclusion of the new agenda item by shareholder Telefónica, SA and the proposal therein contained.  In an abundance of caution, however, one more issue will be considered.

7.               In the shareholder Telefónica, SA’s proposal, the following is in question: that Portugal Telecom SGPS, SA sells a particular stake and distributes part of the sale price to its shareholders.  Materially, this equals distributing to the shareholders assets of Portugal Telecom SGPS, SA itself.  The option is very delicate: a circumstantial majority of shareholders can, by such means, decapitalize a company, putting its future at risk and endangering its creditors, suppliers, and workers.  Therefore, the distribution of assets to shareholders is subject to strict substantive and procedural rules imposed by European law.  Applicable here are Articles 15 and 16 of the Second Directive of the Council of the (then) European Economic Community on Company Law, or Directive No. 77/91/EEC, on guarantees of capital (the text may be found in our European Company Law (“Direito europeu das sociedades”) (2005), 181 ff., which contains an analysis of the provisions in question — idem, 212-213), incorporated into national law by the Portuguese Corporate Code, Articles 31 to 34.  Among other things [see, for further developments, our Manual of Company Law (“Manual de Direito das sociedades”) cit., 1, 610 ff. and Paulo Câmara, in Corporate Code Annotated (“Codigo das Sociedades Comerciais Anotado”) (2009, with our coordenation), 156 ff.), there is a special relationship between shareholders’ equity, including net profit, as results from accounts prepared and approved pursuant to the law, and the sum of capital and reserves that the law or contract does not permit to be distributed to shareholders: the first term cannot be less than the second, nor should it become less than the second as a result of a distribution (32/1, the Corporate Code).  Profits and distributable reserves should, for their part, follow the provisions of Article 33.  Finally, advances on profits over the course of the fiscal year (to be considered as an aid for interpretation) shall be decided by the board of directors, with the consent of the audit committee, in accordance with Article 297/1, a) of the Corporate Code, and several sub-paragraphs thereof.

8.               In the present case, we would be faced with a shareholders’ resolution, proposed by one shareholder, without the financial statements of Portugal Telecom, SGPS, SA being approved and with the lack of compliance with required procedures.  Even if the Board of Directors of Portugal Telecom, SGPS, SA were to join Telefónica, SA’s proposal by asking for a decision from the shareholders at the General Meeting approving such proposal, the approval of such a resolution would be invalid pursuant to Article 31/1 of the Corporate Code.  Such a resolution could not be carried out by members of the Board of Directors, by virtue of Article 31/2.  Further, they could not even propose what appears before us from Telefónica, SA without being liable under Article 514/1 of the Corporate Code and under force of European law.  If the proposed resolution were to be executed, the same members of the Board of Directors would be liable under Article 514/2 of that Code.  These are criminal standards that protect private and public interests (see Paulo de Sousa Mendes, Corporate Code Annotated (“Código das Sociedades Comerciais Anotado”) cit., 1258 ff.).

Regardless of the good intentions of Telefónica, SA, which are not in question, we would arrive at a counterproductive result, gravely contrary to the national and international image of Portugal Telecom, SGPS, SA and the interests of all its shareholders.

Also for these reasons, the Chairman of the Board of the General Meeting of Portugal Telecom, SGPS, SA, should not accept the proposal in question: its adoption would generate a series of invalidities and penalties, without achieving any benefit to the shareholders.  Fundamentally at issue are Articles 31, 32, 33 and 514/1 and 2 of the Corporate Code, which, as previously stated, incorporate standards from European law.

9.               In conclusion and to summarize, for these reasons and without considering others, the Chairman of the Board of the General Meeting of Portugal Telecom, SGPS, SA does not accept the request for an addition to the agenda made by Telefónica, SA, which contains a proposal, for each of the following reasons:

1.               The proposal relies on matters that presuppose a management report and financial statements that do not currently exist and that, in any case, could only be proposed by the Board of Directors, with prior review by the Audit Committee and with an official audit; it cannot be, ad nutum, proposed by shareholders.

2.               The proposal amounts materially to a distribution of company assets to shareholders; such a distribution, under European law, as incorporated into Portuguese law, has substantive and procedural requirements that have not been met; it could not, in light of these laws, be proposed even by the Board itself.

3.               Even if approved, the corresponding resolution would be null and void and should not be executed by the Board of Directors, on pain of subjecting each of the directors to civil and criminal liability.

Chairman of the Board of the General Meeting

/s/ António Menezes Cordeiro

(Prof. Doctor António Menezes Cordeiro)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.